ASANKO GOLD ANNOUNCES BOARD OF DIRECTOR CHANGES

Vancouver, British Columbia, January 2, 2020 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) announced today the resignation of Mr. William Smart from its Board of Directors.  Mr. Smart has served as Director of the Company since November 2015.  As announced previously, Ms. Judith Mosely has been appointed to the board of directors effective January 1, 2020 and will replace Mr. Smart, leaving the total number of directors at seven.

Mr. Colin Steyn, Chair of the Board of Directors, has also decided that he will not be seeking re-election at the next Annual General Meeting ("AGM") which is expected to be held on or about April 30, 2020.  Mr. Steyn has been a Director and Chairman since October 2012. The Company has initiated a search for an independent director to replace Mr. Steyn on the slate of directors to be nominated for election at the AGM.

"I would like to thank Bill for his substantial contribution and commitment over the years," said Greg McCunn, Chief Executive Officer.  "I look forward to continuing to work with Colin over the coming months leading up to the AGM as we work towards refreshing the board of directors in preparation for an exciting time for the Company."

Enquiries:
Lynette Gould

SVP Investor Relations

Toll-Free (N.America): 1-855-246-7341

Telephone: +1 778 729 0608

Email: lynette.gould@asanko.com

About Asanko Gold Inc.

Asanko is focused on building a low-cost, mid-tier gold mining company through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Source: Asanko Gold Inc.